

January 19, 2022

Raul Jacob
Chief Financial Officer
Southern Copper Corporation
1440 East Missouri Avenue
Suite 160
Phoenix, AZ 85014

      Re: Southern Copper Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2020
         Response Dated November 12, 2021
         File No. 001-14066

Dear Mr. Jacob:

      We have reviewed your November 12, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2021 letter.

Form 10-K for Fiscal Year Ended December 31, 2020

General

1. We note from your response to comment 2 that substantial weather-related conditions could impact your relationships and arrangements with your major customers and suppliers by materially affecting the normal flow of your transactions. We also note the weather-related impacts identified in your response which could "damage transportation infrastructures and lead to interruptions or delays in the supply of key inputs and raw materials or sold products." Consistent with our prior comment 2, it appears that your disclosure should be revised to address the risk of weather-related impacts on your major customers or suppliers.

2.   We note from your response to comment 3 that you do not believe the potential impact of transition risks related to technological and other operational changes are material at this time. In addition, we note that you believe that the demand for global and national GHG emission reduction targets did not have a material impact on your business, financial condition, or results of operation. Please explain the bases for your conclusions regarding materiality or revise to provide expanded disclosure regarding the effects of transition risks related to climate change.

    You may contact Diane Fritz (Staff Accountant) at (202) 551-3331 or Brad Skinner (Office Chief) at (202) 551-3489 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation